Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Synalloy Corporation:

We consent to the incorporation by reference in the registration statement No. 333-204850 on Form S-3 and No. 333-188937 on Form S-8 of Synalloy Corporation of our reports dated March 30, 2016, with respect to the consolidated balance sheet of Synalloy Corporation as of December 31, 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fiscal year ended December 31, 2015, and the related financial statement schedule for the fiscal year ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Synalloy Corporation.

/s/ KPMG LLP

Richmond, Virginia
March 30, 2016